

November 23, 2010

Mr. Randy Hayward
Chief Financial Officer
Global Green Matrix Corporation
943 Canso Drive
Gabriola, BC V0R 1X2

     RE: Global Green Matrix Corporation
              Forms 20-F & 20-F/A for the Year Ended December 31, 2009
              File No. 0-51180

Dear Mr. Hayward:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for the Year Ended December 31, 2009

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, including your interim filings where appropriate.

C. Disclosure Controls and Procedures, page 63

2. Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and

Mr. Randy Hayward
Global Green Matrix Corporation
November 23, 2010
Page 2

procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Internal Controls Over Financial Reporting, page 63

3. It appears that your report on management's assessment of internal control over financial reporting is materially deficient. Please amend your Form 20-F to provide the information required by Item 15T(b) of Form 20-F regarding your assessment of the effectiveness of your internal control over financial reporting. Specifically, your disclosure should include the following:

- A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting;

- A statement of management's assessment of internal control over financial reporting for the fiscal year ended December 31, 2009. You should specifically state whether your internal control over financial reporting was effective or not for the period ended December 31, 2009; and

- A statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report."

4. Please amend your Form 20-F to state whether there have been any changes in internal controls over financial reporting during the annual period ended December 31, 2009 that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. See Item 15T(c) of Form 20-F.

5. Considering the comments raised in this letter, if you believe that your disclosure controls and procedures were effective as of December 31, 2009, please tell us the factors you considered and highlight for us those factors that supported your conclusion. We specifically note that your original Form 20-F filed on July 20, 2010 did not include Item 15 (management's assessment of disclosure controls and procedures or management's assessment of the effectiveness of internal controls over financial reporting) and the disclosures you provided in your Form 20-F/A are missing required disclosures as noted in the comments above. In particular, please explain how you considered the definition of disclosure controls and procedures

provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and <u>reported</u> within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please show us how you will amend your Form 20-F/A to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.)

<u>Exhibits 99.1 and 99.2</u>

6. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

7. You have replaced the word "report" with "annual report" in paragraphs 3 and 4 of your certifications. In future filings, please revise your certifications to use the word "report" instead of the description of the incorrect corresponding report. Please also revise your introductory paragraph 4 to specifically reference "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))." Your certifications should be in the exact form as required in paragraph 12 of Instructions As to Exhibits of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief